Exhibit (a)(5)(xxx)

ORACLE	LAWRENCE J. ELLISON Chairman and CEO	Oracle Corporation 500 Oracle Parkway Redwood Shores California 94065	phone 800.633.0925

Dear:

Since we announced our offer to acquire PeopleSoft, a good deal of uncertainty has been spread about the impact this will have on PeopleSoft customers. In light of this, I want to be clear about what we intend to do, ease any apprehension you have, and reaffirm our commitment to PeopleSoft customers, because you are key to the success of this transaction.

We have heard your concerns about support for the products you already use, and we are prepared to alleviate those concerns. Oracle will continue to support PeopleSoft products for at least the next 10 years. You will be able to purchase additional PeopleSoft licenses. And we will protect the significant technology investments that all PeopleSoft customers have made.

Likewise, our interest in you as a customer is not dependent on a migration to Oracle Applications. We have consistently said that we would significantly extend PeopleSoft’s support deadlines so that PeopleSoft customers are not forced to migrate to any other version or product. In the meantime, we will provide you with the resources of our much larger, award-winning global support organization.

You can also be assured that we will honor these commitments, because we’ve done so before. Nearly nine years after acquiring the Rdb database from Digital Equipment Corporation, we are still providing world-class support to thousands of Rdb customers who are running mission-critical applications. Rdb customers will attest to their positive experience with Oracle.

Clearly, keeping PeopleSoft customers happy is key to the success of this transaction. I hope this letter has helped clarify our intentions and address any immediate concerns you might have. I have attached some additional information to help you better understand our commitment to you, along with a case study on the Rdb transaction.

I encourage you to contact us at 1.800.633.0925 or visit Oracle.com/PeopleSoft so we can answer your questions or hear what you need.

Sincerely,

/s/    LAWRENCE J. ELLISON

Lawrence J. Ellison

Chairman and CEO